Central Pacific Plaza PO Box 3590 Honolulu Hawaii 96811-3590 Telephone 808-544-0500 Fax Line 808-531-2875

October 29, 2008

Mr. Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Central Pacific Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Periods Ended March 31 and June 30, 2008
File No. 001-31567

Dear Mr. Vaughn:

This letter constitutes the response of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), to the comment letter of the Securities and Exchange Commission (the “Commission”) dated October 16, 2008. If after reviewing this letter, the Commission has further concerns or comments, we would be pleased to provide any necessary additional information.

In our letter, we refer to the Staff of the Commission as the “Staff” and to the Form 10-K for the fiscal year ended December 31, 2007 and December 31, 2008 as the “2007 Form 10-K” and “2008 Form 10-K,” respectively. We refer to the Form 10-Q for the fiscal quarter ended March 31 and June 30, 2008 as the “Q1 2008 Form 10-Q” and “Q2 2008 Form 10-Q,” respectively.

Comment numbering used for each response set forth below corresponds to the comment numbering used in the Staff’s letter.

Form 10-K for the Year Ended December 31, 2007

Our Services, Page 4

1.
We note your response to comment 1 to our letter dated August 7, 2008.  Given that a significant amount of your loan portfolio is subject to interest reserves (approximately 21% at December 31, 2007 and 16% at June 30, 2008), please consider providing the following additional information in future filings, much of which is included in your response, or tell us why you do not believe similar disclosures are not necessary or material:

•	Discussion of the loan types where interest reserves are required and the purpose of the interest reserves;

•	Disclosure of the principal amount of loans subject to interest reserves and remaining interest reserves;

•	Discussion of your underwriting process for loans with interest reserves, and any specific differences in how you underwrite loans with interest reserves and loans that do not have interest reserves;

•
Discussion of your monitoring procedures for these loans, with specific focus on how you evaluate the loan for impairment given that it may appear the loan is current since the borrower is using the interest reserves to make monthly payments on the loan;

•	Discussion of whether there have been any trends in extensions, renewals and/or restructuring of the loans subject to interest reserves;

•
Clearly disclose how restructurings or the extension of additional reserves are reflected in your past due metrics, and quantify the amount of additional reserves extended based on such restructurings; and

•	Discussion of the reasons for the significant decrease in loans with reserves as well as in the outstanding reserve balances from December 31, 2007 to June 30, 2008, and identify any trends reflected.

Response:

The Company notes the Staff’s comment.  In future annual filings, the Company intends to include a discussion similar to its previous response to the staff.  At a minimum, the Company’s annual filings will include a discussion of (1) loan types where interest reserves are required; (2) the purpose of the interest reserves; (3) principal amount of loans subject to interest reserves and remaining interest reserves; (4) its underwriting process for loans with interest reserves; (5) its monitoring procedures for loans subject to interest reserves; (6) trends in extensions, renewals and/or restructuring of the loans subject to interest reserves; and (7) reasons for any significant decreases in loans with reserves as well as in the outstanding reserve balances. The Company also intends to disclose how restructurings, or the extension of additional reserves, are reflected in its past due metrics and will quantify the amount of additional reserves extended based on such restructurings.

If any of the above disclosure items materially change during the fiscal year, the Company will also update its disclosures in subsequent interim filings.

Financial Statements, beginning on page 48

Note 1.  Summary of Significant Accounting Policies, page 56

Reclassifications and Corrections, page 56

2.
We note your response to comment 5 to our letter dated August 7, 2008.  In order for us to more fully evaluate your response and your conclusion about the materiality of the errors related to income taxes, please respond to the following:

•	Tell us in more detail the nature of the tax errors, quantifying each type separately;

•	Tell us how the errors were discovered and when you finalized the amount of the errors;

•	Quantify the amount of the errors originating each period;

•	Tell us how the error corrections are reflected in the rate reconciliation in Note 17;

•
Clarify how you reached a conclusion that the effect on prior quarterly results was not material.  In this regard, your response indicates that based on the guidance provided in APB 28, you concluded that the correction of the prior period tax errors in the quarterly periods in fiscal 2007 was not material, but you do not address the prior interim periods in which the error originated;

•	Tell us whether the conclusion about materiality was discussed with KPMG’s National Office; and

•
Please consider providing additional clarifying disclosure about these out-of-period errors in future filings.  Therefore, in response to this comment, please also provide disclosure that you would propose to include in future filings relating to these out-of-period errors.  The disclosure should specifically focus on your conclusion that the effect of recording the correction of the errors out-of-period was not material to 2007 results and should provide an additional description of the nature of the errors.

Response:

Nature and Amount of Errors

The nature of the tax errors can be placed into the following two categories:

Tax Provision Corrections – Adjustments to the Company’s income tax provision prepared in accordance with SFAS No. 109, Accounting for Income Taxes.  Notable corrections in this category included adjustments to the Company’s deferred tax assets and liabilities to properly account for revisions to the Company’s temporary differences between book and tax income ($0.6 million expense in 2006 and $2.2 million benefit in 2005) and adjustments to properly account for the deduction of dividends paid to the Company’s employee stock ownership plan ($0.4 million benefit in 2006 and 2005).

Tax Return Corrections – Adjustments due to the Company amending previously filed income tax returns. Notable corrections in this category included adjustments to properly account for bad debt recoveries ($0.5 million income tax benefit in 2003) and adjustments to properly recognize the utilization of certain tax credits as income in its federal and state tax returns ($0.7 million income tax expense in 2005).

The following table quantifies each type of correction, illustrates the prior periods in which each type of correction relates, and compares the correction amount to each period’s reported net income (dollar amounts in thousands):

	Fiscal Years
	2006	2005	2003	Total
Tax Provision Corrections	$(693)	$2,887	$-	$2,194
Tax Return Corrections	-	(648)	458	(190)
	$(693)	$2,239	$458	$2,004

Net income as reported	$79,180	$72,459	$33,940

Error as a % of reported net income	-0.9%	3.1%	1.3%

The corrections referenced above were discovered by the Company during a thorough review of its previously filed income tax returns and tax provisions. The Company’s review coincided with the hiring of a new Tax Director in July 2007 and included detailed examinations of all income tax returns and tax provisions dating back to fiscal 2000. The review was completed and all amounts were finalized during the fourth quarter of 2007.

The following table details the impact of the corrections on the Company’s 2007 rate reconciliation disclosed in its 2007 Form 10-K (in thousands):

	Amounts Prior to Corrections	Effect of Corrections	Amounts As Reported
Computed "expected" tax expense	$9,851	$-	$9,851
Increase (decrease) in taxes resulting from:
Goodwill impairment	16,800	-	16,800
Tax-exempt interest	(2,276)	-	(2,276)
Other tax-exempt income	(2,018)	-	(2,018)
State income taxes, net of Federal income tax benefit	643	649	1,292
Low-income housing and energy tax credits	(1,377)	-	(1,377)
Other	2,720	(2,653)	67
Total	$24,343	$(2,004)	$22,339

Materiality

The guidance provided under paragraph 29 of APB 28, Interim Financial Reporting, states “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.”

As noted in the Company’s previous response, had the Company corrected the prior period tax errors in the appropriate fiscal years, the corrections would have represented less than 3.5% of reported net income for the respective periods. Furthermore, the impact of all tax corrections and passed adjustments would not result in any prior quarterly period going from a net loss position to a net income position or vice versa in fiscal 2006, 2005 or 2003. Accordingly, the effects of the corrections and passed adjustments would not have any effect on the Company’s trend of quarterly earnings for fiscal 2006, 2005 or 2003.

In addition to evaluating the impact of the corrections in accordance APB 28, management also considered the qualitative factors prescribed under SAB 99, Materiality. Based on these factors, management concluded that the impact of all tax corrections and passed adjustments for each of the quarterly periods in fiscal 2006, 2005 and 2003 are immaterial on a quantitative and qualitative basis such that the judgment of a reasonable person would not be changed or influenced by the correction of these errors.

The Company discussed its materiality conclusions with KPMG LLP’s National Office, which deemed the Company’s treatment to be reasonable.

Future Disclosures

The Company notes the Staff’s comment with regards to providing additional clarifying disclosure about its out-of-period errors in future filings and proposes to include the following disclosure in its 2008 Form 10-K:

“In the fourth quarter of 2007, we performed a thorough review and reconciliation of our income tax accounts and identified certain errors related to corrections of prior period income tax provisions and income tax returns. Certain of these errors resulted in an overstatement of income tax expense reported in prior periods which were corrected in the fourth quarter of 2007. We believe that the correction of these out-of-period amounts in 2007 was not material to our 2007 operating results.”

Goodwill and Other Intangible Assets, page 59

3.
We note your response to prior comment 6 in our letter dated August 7, 2008.  In order for us to more fully understand your analysis of goodwill for impairment and your analysis of other intangible assets, please address the following:

•
Please tell us how your consideration of the actual core deposit premium run-off percentage to the percentage of cumulative amortization recognized on the core deposit premium to identify impairment complies with paragraph 7 of SFAS 144, which requires the comparison of the carrying value of the asset to its fair value.  Describe in more detail how you determine fair value at each impairment test date and tell us the fair value and carrying value of these assets at December 30, 2007 and June 30, 2008.

•
We note that after the elimination of all goodwill associated with the commercial real estate reporting unit that your book value significantly exceeds your market capitalization.  Please tell us in more detail how you determined the fair value of the reporting units at December 30, 2007 and June 30, 2008.  Include a discussion of the material assumptions you relied on in estimating future cash flows in your response.  Also, discuss the extent to which you reconcile the discounted cash flows for each reporting unit to your total enterprise value and identify the nature of any additional adjustments used in that process.

•
Regarding the assumptions used to perform your future cash flows analysis, please consider providing additional clarifying disclosures in future filings about your sensitivity to the estimates used in your analysis and the early warning disclosures referenced in paragraph B57 of SFAS 144.  Please provide disclosure in your response that you would propose to include in future filings relating to your analysis, your material estimates, and your sensitivity to them.

Response:

Core Deposit Premium

As of December 31, 2007 and June 30, 2008, Management concluded that an impairment test of the Company’s core deposit premium was not required under Paragraph 8 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).  Management’s conclusion was based on the fact that there were no events or changes in circumstances indicating that the carrying amount of the core deposit premium was not recoverable.

To clarify the Company’s previous response to the Staff’s initial inquiry, Management compares the actual “run-off” percentage of customer deposit balances to the cumulative amortization recognized on the core deposit premium to ascertain the reasonableness of its estimated useful life and to further support the Company’s conclusion that there are no indicators of impairment.  Accordingly, this “run-off” analysis is not intended to measure impairment in accordance with paragraph 7 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

Paragraph 8 of SFAS 144 provides guidance as to when long-lived assets (including intangible assets subject to amortization) should be tested for recoverability and states, “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.”

Paragraph 8 of SFAS 144 goes on to provide the following examples of such events or changes in circumstances:

a.	A significant decrease in the market price of a long-lived asset (asset group).

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).

e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When evaluating the recoverability of its core deposit premium, Management concluded that none of the events or changes in circumstances listed above were present.

Additionally, the goodwill impairment analyses performed as of December 31, 2007 and June 30, 2008 indicated that the implied fair value of the Company’s Hawaii Market reporting unit, which includes the core deposit premium, exceeded its carrying value for each of the respective periods.

Based on these factors, Management concluded that there were no indicators present that would suggest that the carrying value of the Hawaii Market reporting unit, including the core deposit premium, would not be recoverable under paragraph 8 of SFAS 144. Accordingly, Management concluded that a recoverability test of the Company’s core deposit premium was not required under Paragraph 7 of SFAS 144.

Goodwill

The Company engaged Deloitte and Touche Financial Advisory Services, LLP (Deloitte and Touche) to assist with the valuation of its reporting units. Deloitte and Touche has extensive experience valuing financial institutions and has provided valuation services to the Company since 2005. With the assistance of Deloitte and Touche, the Company utilized the discounted cash flow method to value its Commercial Real Estate reporting unit and a combination of the capitalized earnings method and the guideline company method to value its Hawaii Market reporting unit.

A brief summary of each method and the key assumptions used by the Company follows:

Discounted Cash Flow Method

The Company’s use of the discounted cash flow method is based on the premise that the value of the Commercial Real Estate reporting unit is equal to the present value of its cash flows earned from fiscal 2008 through fiscal 2011 (forecast period) plus its estimated fair value after the forecast period (terminal value).

When applying the discounted cash flow method, the Company utilized the following assumptions:

•
The Company’s forecast of future cash flows was converted to their present value equivalent using a discount rate of 16.25% and 14.50% at June 30, 2008 and December 31, 2007, respectively. The discount rate was determined based on an analysis of the Company’s cost of equity capital considering the perceived risk of the reporting unit.

•
The Company’s forecast of net interest income at June 30, 2008 was estimated assuming a spread consistent with the preceding fiscal period and a 5.63% decrease in net earning assets for 2008 and 2009, a 4.72% decrease in net earning assets for 2010-2011, and a 3.58% increase in the residual period. At December 31, 2007, net interest income was estimated assuming a spread consistent with the preceding fiscal period and a 5.00% decrease in net earning assets in 2008 and 2009 and a 5.00% increase in net earning assets thereafter.

•
The provision for loan losses was estimated using an average 4.02% and 0.38% assumed loss on the portfolio over the forecast period at June 30, 2008 and December 31, 2007, respectively. The Company's forecast of expected losses increased significantly from December 31, 2007 to June 30, 2008 due to the continued deterioration in the California residential construction market during the first half of 2008 and the resultant decrease in the Company's collateral values with exposure to this sector.

•	Non-interest expense was estimated at 5.69% and 5.90% of total assets at June 30, 2008 and December 31, 2007, respectively.

•	Income tax expense was estimated using an average federal and state tax rate of 40% at both June 30, 2008 and December 31, 2007.

All of the above assumptions were deemed to be reasonable at the time of such impairment analyses as they approximated the Company’s historical trends and/or management’s forecast of future results.

Capitalized Earnings Method

The Company utilized the capitalized earnings method to derive the fair value of its Hawaii Market reporting unit by calculating the value of its cash net income for the 12 month periods ended June 30, 2008 and December 31, 2007 assuming it grows at a constant rate in perpetuity (capitalization rate).

The notable assumptions used in this analysis were:

•	Long term growth rate of 3.0% and 2.0% at June 30, 2008 and December 31, 2007, respectively.

•	Capital requirement charge based on a minimum leverage ratio of 7.0% and 8.0% at June 30, 2008 and December 31, 2007, respectively.

•	Capitalization rate of 11.6% and 10.75% at June 30, 2008 and December 31, 2007, respectively.

As was the case when applying the discounted cash flow method, all of the above assumptions were deemed to be reasonable at the time of such impairment analyses as they approximated the Company’s historical trends and/or management’s forecast of future results.

Guideline Company Method

In applying the guideline company method, the Company selected 10 publicly traded comparable institutions based on a variety of financial metrics (asset size, return on tangible equity, net interest margin, loan growth rate, asset growth rate, loan composition, tangible equity/ tangible assets, etc.) and other relevant qualitative factors (geographic location, lines of businesses, business model, risk profile, availability of financial information, etc.).

After selecting comparable institutions, the Company derived the fair value of the Hawaii Market reporting unit by completing a comparative analysis of the relationship between their financial metrics and their market values (per publicly traded information) utilizing various market multiples.

When applying the guideline company method, the Company utilized the following market multiples to derive the fair value of the Hawaii Market reporting unit:  1) the market value of equity divided by net income before tax, 2) the market value of equity divided by net income, and 3) the market value of equity divided by tangible book value.

Reconciliation to Market Capitalization

To further support the reasonableness of the fair values derived using the above methodologies, the Company also completed a reconciliation of its fair value estimates to the Company’s publicly traded market capitalization at June 30, 2008 and December 31, 2007.

In performing this reconciliation, the Company compared the aggregate fair value of each of its reporting units to the Company’s total market capitalization. The difference between these two fair value measurements represented an implied control premium. To ensure its reasonableness, the Company compared its implied control premiums at June 30, 2008 and December 31, 2007 to observable transaction premiums for other financial institutions from publicly available data sources (e.g., SNL Financial). Specific emphasis was placed on observable transactions with characteristics similar to the Company. Based on this analysis, the Company concluded that the aggregate fair value of each of its reporting units were reasonable as the implied control premium quantified in the above reconciliation was consistent with industry data.

Besides quantifying and evaluating the reasonableness of the implied control premium, the Company did not incorporate any other adjustments in its reconciliation of the aggregate fair values of its reporting units to the Company’s market capitalization.

In addition to engaging Deloitte and Touche to assist with its goodwill impairment analysis, the Company also discussed its methodology, assumptions, and conclusions with KPMG LLP’s valuation personnel and National Office.  KPMG LLP ultimately concluded that the Company’s methodology, assumptions, and conclusions were reasonable and in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

Future Disclosures

The Company notes the Staff’s comment regarding providing additional disclosures about the assumptions used to perform our future cash flows analysis, sensitivity to the estimates used and early warning disclosures and proposes to include the following disclosures in future filings:

“In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Under SFAS 142, material amounts of goodwill attributable to each of our reporting units are tested for impairment by comparing their respective fair values to their carrying values. In its determination of fair value, the Company utilizes both a discounted cash flow methodology and a market-based approach, which is based on market multiples of similar businesses. Calculations of fair value include significant assumptions and estimates of market conditions, projected cash flows and discount rates applied. Changes in these assumptions and estimates could result in a material adverse impact on our goodwill impairment test. Absent any impairment indicators, we perform our annual goodwill impairment test during the fourth quarter of each fiscal year.”

Note 22.  Fair Value of Financial Instruments, page 86

Loans, page 86

4.
Considering the deteriorating credit markets and the significant increase in charge-offs and the provision for the allowance for loan and lease losses, please tell us the material assumptions used to determine the fair value of your loans such that fair value exceeds carrying value.

Response:

As prescribed by SFAS No. 107 (As Amended), Disclosures about Fair Value of Financial Instruments (SFAS 107), the Company’s estimate of fair value for its net loans and leases (including loans held for sale) considers (1) changes in fair value due to changes in interest rates and (2) changes in fair value due to cash flows not expected to be collected (credit risk).

The Company’s calculation of the fair value of its net loans and leases (including loans held for sale) incorporates changes in interest rates through the use of a discounted cash flow model utilizing discount rates that reflect current market interest rates and interest rate risk inherent in the loan portfolio. Given that approximately 25% of the Company’s loan portfolio was comprised of fixed rate loans with yields in excess of market interest rates at December 31, 2007, the calculated fair value of this portfolio exceeded its corresponding carrying value.

With respect to credit risk, Management believes that the Company’s methodology for calculating its allowance for loan and lease losses (the “Allowance”) reasonably accounts for changes in fair value due to cash flows not expected to be collected.  Specifically, the Company’s methodology for estimating its Allowance incorporates the factors (probability of loss, magnitude of loss, etc.) that are considered in determining the effects of changes in credit risk when estimating fair value.

Based on the above, the Company believes its methodology for estimating the fair value of its net loans and leases (including loans held for sale) is reasonable and in accordance with SFAS 107 as it incorporates both changes in interest rates and credit risk through the use of a discounted cash flow model and the inclusion of the Allowance, respectively.

Form 10-Q for the period ended June 30, 2008

5.
Please revise future interim filings to include updated footnote disclosure of your investment securities.  In your response, please provide the disclosure that you would propose to include in future filings.

Response:

The Company notes the Staff’s comment and in future interim filings proposes to disclose the following:

“A summary of investment securities is as follows:

		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(Dollars in thousands)
September 30, 2008
Held to Maturity
U.S. Government sponsored entities debt securities	$8,623	$7	$-	$8,630
U.S. Government sponsored entities mortgage-backed securities	7,261	4	(104)	7,161
States and political subdivisions	8,084	21	-	8,105
Total	$23,968	$32	$(104)	$23,896

Available for Sale
U.S. Government sponsored entities debt securities	$99,061	$315	$(1,378)	$97,998
U.S. Government sponsored entities mortgage-backed securities	446,695	2,569	(2,627)	446,637
States and political subdivisions	129,357	602	(3,552)	126,407
Privately-issued mortgage-backed securities	113,786	-	(6,737)	107,049
Other	1,026	-	(101)	925
Total	$789,925	$3,486	$(14,395)	$779,016

December 31, 2007
Held to Maturity
U.S. Government sponsored entities debt securities	$26,844	$-	$(68)	$26,776
U.S. Government sponsored entities mortgage-backed securities	9,637	9	(41)	9,605
States and political subdivisions	9,643	53	-	9,696
Total	$46,124	$62	$(109)	$46,077

Available for Sale
U.S. Government sponsored entities debt securities	$79,563	$539	$-	$80,102
U.S. Government sponsored entities mortgage-backed securities	484,012	1,644	(2,229)	483,427
States and political subdivisions	147,559	1,251	(672)	148,138
Privately-issued mortgage-backed securities	123,499	401	(1,167)	122,733
Other	898	-	(168)	730
Total	$835,531	$3,835	$(4,236)	$835,130

The amortized cost and estimated fair value of investment securities at September 30, 2008 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2008
	Amortized	Estimated
	cost	fair value
	(Dollars in thousands)
Held to Maturity
Due in one year or less	$11,498	$11,518
Due after one year through five years	1,064	1,072
Due after five years through ten years	922	922
Due after ten years	3,223	3,223
Mortgage-backed securities	7,261	7,161
Total	$23,968	$23,896

Available for Sale
Due in one year or less	$5,408	$5,460
Due after one year through five years	60,902	61,324
Due after five years through ten years	112,387	110,922
Due after ten years	49,721	46,699
Mortgage-backed securities	560,481	553,686
Other	1,026	925
Total	$789,925	$779,016

Proceeds from sales of investment securities available for sale were $10.7 million for the nine months ended September 30, 2008, resulting in gross realized gains of $0.1 million and gross realized losses of $0.1 million. There were no sales of available for sale securities during the nine months ended September 30, 2007. Proceeds from sales of investment securities classified as trading were $5.0 million for the nine months ended September 30, 2008, resulting in gross realized gains and losses of less than $0.1 million. There were no sales of trading securities during the nine months ended September 30, 2007.

Investment securities of $731.9 million at September 30, 2008 were pledged to secure public funds on deposit, securities sold under agreements to repurchase and other long-term and short-term borrowings.

Provided below is a summary of investment securities which were in an unrealized loss position at September 30, 2008 and December 31, 2007. There were a total of 142 securities in an unrealized loss position at September 30, 2008.

	Less than 12 months		12 months or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses
	(Dollars in thousands)
At September 30, 2008:
U.S. Government sponsored entities
debt securities	$37,629	$(1,378)	$-	$-	$37,629	$(1,378)
U.S. Government sponsored entities
mortgage-backed securities	211,190	(1,848)	35,800	(883)	246,990	(2,731)
States and political subdivisions	61,234	(3,518)	2,084	(34)	63,318	(3,552)
Privately issued mortgage backed-securities	52,414	(4,988)	54,635	(1,749)	107,049	(6,737)
Other	925	(101)	-	-	925	(101)
Total temporarily impaired securities	$363,392	$(11,833)	$92,519	$(2,666)	$455,911	$(14,499)

At December 31, 2007:
U.S. Government sponsored entities
debt securities	$-	$-	$26,776	$(68)	$26,776	$(68)
U.S. Government sponsored entities
mortgage-backed securities	44,436	(93)	200,045	(2,177)	244,481	(2,270)
States and political subdivisions	21,479	(348)	25,013	(324)	46,492	(672)
Privately issued mortgage backed-securities	20	-	81,307	(1,167)	81,327	(1,167)
Other	730	(168)	-	-	730	(168)
Total temporarily impaired securities	$66,665	$(609)	$333,141	$(3,736)	$399,806	$(4,345)

The declines in market value were primarily attributable to changes in interest rates. Because we have the ability and intent to hold all of these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired.”

Note 5.  Securitizations

6.
Please revise future filings to include the applicable disclosures required by paragraph 17 of SFAS 140.  In your response, please provide the disclosure that you would propose to include in future filings.

Response:

The Company notes the Staff’s comment and proposes to disclose the following in future filings:

“During the nine months ended September 30, 2008, we securitized certain residential mortgage loans with an outstanding principal balance of $36.5 million with a U.S. Government sponsored entity. After the securitizations, we continued to hold mortgage-backed securities and service the residential mortgage loans.

At September 30, 2008, $10.9 million of unsold mortgage-backed securities that we received were categorized as available for sale securities and were therefore recorded at their fair value of $10.9 million. The fair values of these mortgage-backed securities were based on quoted prices of similar instruments in active markets in accordance with SFAS 157. Unrealized gains and losses on these securities were recorded in other comprehensive income (loss) and were less than $0.1 million at September 30, 2008. During the nine months ended, we recognized a gain of $0.3 million on the sale of securitized mortgage-backed securities.

We recorded $0.5 million of servicing assets related to the securitizations during the nine months ended September 30, 2008. The servicing assets were recorded at their respective fair values at the time of securitization. The fair value of the servicing assets were determined using a discounted cash flow model based on market value assumptions at the time of securitization and is amortized in proportion to and over the period of net servicing income in accordance with SFAS 156.”

Given the immaterial amount of the servicing asset recognized with the securitizations, the Company has concluded that disclosure of the key assumptions used in measuring the fair value of the servicing asset would not provide additional meaningful information to users of its financial statements.

Please contact me at (808) 544-6882 if you have any further questions or comments concerning the foregoing. I can also be contacted via facsimile at (808) 544-0574.

Sincerely,

/s/ Dean K. Hirata
Dean K. Hirata
Vice Chairman and Chief Financial Officer